Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

Minera Andes Inc.
99 George St., 3rd Floor
Toronto, Ontario
M5A 2N4

Item 2       Date of Material Change

The material change occurred on or about March 17, 2010.

Item 3       News Release

News Releases were disseminated by Marketwire, Toronto, Ontario, on March 17, 2010.

Item 4       Summary of Material Change

On March 17, 2010, Minera Andes Inc. (the “Corporation” or “Minera Andes”) received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc (“Hochschild”) against Minera Andes (and a subsidiary) in the State of New York.

Item 5.1      Full Description of Material Change

On March 17, 2010, the Corporation received a Summons and Complaint in connection with a lawsuit commenced by affiliates of Hochschild Mining plc (“Hochschild”) against Minera Andes (and a subsidiary) in the State of New York.

The lawsuit pertains to the project finance loans made by Hochschild to Minera Santa Cruz S.A., the company operating the San José Mine and jointly owned by subsidiaries of Minera Andes (49%) and Hochschild (51%).

Hochschild, among other claims, claims Minera Andes has refused to sign formal project loan documentation and caused undue delay of the same. Neither party can receive any funds from Minera Santa Cruz until such agreements are signed. In addition, no funds are due to Hochschild from Minera Andes under these agreements unless such funds are first provided to Minera Andes by Minera Santa Cruz. Despite claims by Hochschild, Minera Andes has and continues to be willing to execute definitive loan documentation with Hochschild that reflects the commercial agreement of the parties as set out in a letter agreement dated October 10, 2006.

Hochschild has demanded that the Court order Minera Andes to sign formal loan documents for the project finance loans, enjoin Minera Andes from interfering with the making of payments by Minera Santa Cruz in relation to the project finance loans, require Minera Andes to repay to Hochschild the benefits that Minera Andes has received from the project finance loans and establish the priority of other shareholder loans owed by Minera Santa Cruz to Hochschild and Minera Andes.

Minera Andes is reviewing in detail the claim by Hochschild with its legal advisors and will respond accordingly. We believe the details of this case will speak for itself.

Item 5.2       Disclosure for Restructuring Transactions

Not applicable

Item 6       Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7       Omitted Information

Not applicable

Item 8       Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Nils Engelstad, Vice- President-Corporate Affairs at (647) 258-0395.

Item 9       Date of Report

March 17, 2010